Filed by Oaktree Strategic Income Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: Oaktree Strategic Income Corporation

File No. of Related Registration Statement: 333-250891

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 4, 2021

Oaktree Strategic Income Corporation

(Exact name of registrant as specified in its charter)

Delaware	814-01013	61-1713295
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

333 South Grand Avenue, 28th Floor Los Angeles, CA	90071
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (213) 830-6300

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	OCSI	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging Growth Company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02.	Results of Operations and Financial Condition.

On February 4, 2021, Oaktree Strategic Income Corporation (the “Company”) issued a press release announcing its financial results for the fiscal quarter ended December 31, 2020. A copy of the press release is attached hereto as Exhibit 99.1.

On February 4, 2021, the Company will host a conference call to discuss its financial results for the fiscal quarter ended December 31, 2020. In connection therewith, the Company provided an investor presentation on its website at http://www.oaktreestrategicincome.com. A copy of the investor presentation is attached hereto as Exhibit 99.2.

The information disclosed under this Item 2.02, including Exhibits 99.1 and 99.2 hereto, is being “furnished” and is not deemed “filed” by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor is it deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

99.1	Press release of Oaktree Strategic Income Corporation dated February 4, 2021

99.2	Oaktree Strategic Income Corporation First Quarter 2021 Earnings Presentation

SIGNATURE

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OAKTREE STRATEGIC INCOME CORPORATION

Date: February 4, 2021	By:	/s/ Mel Carlisle
Name: Mel Carlisle
Title: Chief Financial Officer and Treasurer

Exhibit 99.1

Oaktree Strategic Income Corporation Announces First Fiscal Quarter 2021 Financial Results and Declares Increased Distribution of $0.155 Per Share

LOS ANGELES, CA, February 4, 2021—Oaktree Strategic Income Corporation (NASDAQ: OCSI) (“Oaktree Strategic Income” or the “Company”), a specialty finance company, today announced its financial results for the fiscal quarter ended December 31, 2020.

Financial Highlights for the Quarter Ended December 31, 2020

•	Total investment income was $9.0 million ($0.30 per share) for the first fiscal quarter of 2021, unchanged as compared with $9.0 million ($0.30 per share) for the fourth fiscal quarter of 2020.

•

Net investment income was $4.0 million ($0.14 per share) for the first fiscal quarter of 2021, up 7% as compared with $3.7 million ($0.13 per share) for the fourth fiscal quarter of 2020. The increase in net investment income was primarily driven by lower interest expense resulting from lower outstanding borrowings and lower Part I incentive fees. This was offset by higher professional fees incurred in connection with the Company’s pending merger with Oaktree Specialty Lending Corporation (“OCSL”).

•

Net asset value (“NAV”) per share was $9.38 as of December 31, 2020, up 4% from $9.05 as of September 30, 2020. The increase was primarily attributable to unrealized gains resulting from price increases on liquid debt investments and the impact of tighter credit spreads on private debt investment valuations.

•

Originated $55.8 million of new investment commitments and received $34.3 million of proceeds from prepayments, exits, other paydowns and sales during the quarter ended December 31, 2020. Of these new investment commitments, 100.0% were first lien loans. The weighted average yield on new debt investments was 8.2%.

•	Total debt outstanding was $252.8 million as of December 31, 2020. The total debt to equity ratio was 0.91x, and the net debt to equity ratio was 0.87x, after adjusting for cash and cash equivalents.

•

Liquidity as of December 31, 2020 was composed of $13.6 million of unrestricted cash and cash equivalents and $87.2 million of undrawn capacity on its credit facilities (subject to borrowing base and other limitations). Unfunded investment commitments were $47.1 million ($33.1 million excluding unfunded commitments to the OCSI Glick JV), with approximately $29.1 million that can be drawn immediately. The remaining $4.0 million is subject to certain milestones that must be met by one of the Company’s portfolio companies.

•

A quarterly cash distribution was declared of $0.155 per share, an increase of 7% from the prior quarter and the second consecutive quarterly distribution increase, payable on February 26, 2021 to stockholders of record on February 12, 2021.

Armen Panossian, Chief Executive Officer and Chief Investment Officer, said, “OCSI produced solid first quarter results, highlighted by continued NAV appreciation and strong earnings generation. NAV grew by 4% in the quarter, reflecting the continued improvement in credit market conditions and the strong credit quality of the portfolio. Net investment income rose by 7% from the fourth quarter, underscoring our recent opportunistic investment activity and our rotation out of lower yielding investments. Given our continued strong results, the Board of Directors announced a 7% increase to the quarterly dividend to $0.155, returning it to its pre-pandemic level.”

Distribution Declaration

The Board of Directors declared a quarterly distribution of $0.155 per share, an increase of 7%, or $0.01 per share, from the prior quarter, payable on February 26, 2021 to stockholders of record on February 12, 2021.

Distributions are paid primarily from distributable (taxable) income. To the extent taxable earnings for a fiscal taxable year fall below the total amount of distributions for that fiscal year, a portion of those distributions may be deemed a return of capital to the Company’s stockholders.

Results of Operations

	For the three months ended
	December 31, 2020 (unaudited)	September 30, 2020 (unaudited)	December 31, 2019 (unaudited)
Operating results:
Interest income	$7,687,713	$7,730,348	$11,211,885
PIK interest income	1,083,572	938,550	3,563
Fee income	215,460	277,251	387,665
Dividend income	—	6,008	—

Total investment income	8,986,745	8,952,157	11,603,113
Net expenses	4,986,519	5,206,521	6,875,533

Net investment income	4,000,226	3,745,636	4,727,580
Net realized and unrealized gains (losses)	10,032,153	16,910,056	1,406,674

Net increase (decrease) in net assets resulting from operations	$14,032,379	$20,655,692	$6,134,254

Net investment income per common share	$0.14	$0.13	$0.16
Net realized and unrealized gains (losses) per common share	$0.34	$0.57	$0.05
Earnings (loss) per common share — basic and diluted	$0.48	$0.70	$0.21

	As of
	December 31, 2020 (unaudited)	September 30, 2020
Select balance sheet and other data:
Cash and cash equivalents	$13,604,901	$25,072,749
Investment portfolio at fair value	520,996,286	502,293,365
Total debt outstanding	252,756,800	267,586,378
Net assets	276,441,109	266,681,411
Net asset value per share	9.38	9.05
Total debt to equity ratio	0.91x	1.00x
Net debt to equity ratio	0.87x	0.91x

Total investment income for the quarter ended December 31, 2020 was $9.0 million and included $7.7 million of interest income from portfolio investments, $1.1 million of payment-in-kind (“PIK”) interest income and $0.2 million of fee income. Total investment income was flat as compared to the quarter ended September 30, 2020.

Net expenses for the quarter ended December 31, 2020 totaled $5.0 million, down $0.2 million from $5.2 million in the quarter ended September 30, 2020. The decline was primarily attributable to $0.4 million of lower interest expense resulting from lower outstanding borrowings and $0.3 million of lower Part I incentive fees. This was offset by $0.6 million of higher professional fees primarily driven by the Company’s pending merger with OCSL.

Net investment income for the quarter ended December 31, 2020 was $4.0 million ($0.14 per share), up as compared with $3.7 million ($0.13 per share) for the quarter ended September 30, 2020, primarily driven by a $0.2 million decrease in net expenses.

Net realized and unrealized gains on the investment portfolio for the quarter were $10.0 million, primarily driven by price increases on liquid debt investments and the impact of tighter credit spreads on private debt investment valuations.

Portfolio and Investment Activity

	As of
($ in thousands)	December 31, 2020 (unaudited)	September 30, 2020 (unaudited)	December 31, 2019 (unaudited)
Investments at fair value	$520,996	$502,293	$584,454
Number of portfolio companies	78	78	84
Average portfolio company debt size	$6,700	$6,600	$7,100
Asset class:
Senior secured debt	89.3%	89.7%	90.7%
OCSI Glick JV	10.2%	9.8%	9.3%
Equity	0.5%	0.5%	—%
Non-accrual debt investments:
Non-accrual investments at fair value	$53,366	$49,910	$—
Non-accrual investments as a percentage of debt investments	10.3%	9.9%	—%
Number of investments on non-accrual	1	1	—
Interest rate type:
Percentage floating-rate	97.9%	98.1%	100.0%
Percentage fixed-rate	2.1%	1.9%	—%
Yields:
Weighted average yield on debt investments[1]	6.5%	6.3%	7.2%
Weighted average yield on debt investments (excluding the OCSI Glick JV)[2]	7.3%	7.0%	7.1%
Cash component of weighted average yield on debt investments	5.5%	5.3%	7.0%
Weighted average yield on total portfolio investments[3]	6.5%	6.3%	7.2%
Investment activity:
New investment commitments	$55,800	$54,100	$34,900
New funded investment activity[4]	$43,000	$51,900	$37,900
Proceeds from prepayments, exits, other paydowns and sales	$34,300	$71,600	$46,000
Net new investments[5]	$8,700	$(19,700)	$(8,100)
Number of new investment commitments in new portfolio companies	9	9	9
Number of new investment commitments in existing portfolio companies	3	3	2
Number of portfolio company exits	9	6	9

[1]

Annual stated yield earned plus net annual amortization of original issue discount or premium earned on accruing investments, including the Company’s share of the return on debt investments in the OCSI Glick JV.

[2]

Annual stated yield earned plus net annual amortization of original issue discount or premium earned on accruing investments, excluding the Company’s share of the return on debt investments in the OCSI Glick JV.

[3]

Annual stated yield earned plus net annual amortization of original issue discount or premium earned on accruing investments and dividend income, including the Company’s share of the return on debt investments in the OCSI Glick JV.

[4]	New funded investment activity includes drawdowns on existing revolver and delayed draw term loan commitments.
[5]	Net new investments consists of new funded investment activity less proceeds from prepayments, exits, other paydowns and sales.

As of December 31, 2020, the fair value of the Company’s investment portfolio was $521.0 million and was composed of investments in 78 companies, including the OCSI Glick JV.

As of December 31, 2020, 89.3% of the Company’s portfolio at fair value consisted of senior secured debt investments, including 85.7% of first liens and 3.6% of second liens, and 10.2% was related to a subordinated note investment in the OCSI Glick JV.

The Company’s investments in the OCSI Glick JV totaled $53.4 million at fair value as of December 31, 2020, up 8% from $49.4 million as of September 30, 2020. The increase in the value of the Company’s investments in the OCSI Glick JV was primarily driven by unrealized appreciation in the underlying investment portfolio resulting from the broader market recovery during the quarter and the OCSI Glick JV’s use of leverage. The Company’s investment in the OCSI Glick JV remained on non-accrual status as of December 31, 2020. While the Company did not recognize interest income from the OCSI Glick JV during the quarter, the underlying OCSI Glick JV portfolio generated net investment income of $1.4 million. Following quarter-end, the OCSI Glick JV used these proceeds to make a $1.4 million repayment of outstanding principal on the subordinated notes, of which $1.2 million was paid to the Company.

As of December 31, 2020, the OCSI Glick JV had $154.1 million in assets, including senior secured loans to 42 portfolio companies. As of December 31, 2020, two investments held by the OCSI Glick JV were on non-accrual status, which represented 1.5% of the OCSI Glick JV portfolio at cost and 1.3% at fair value, respectively. As of December 31, 2020, OCSI Glick JV had $11.3 million of undrawn capacity (subject to borrowing base and other limitations) on its senior revolving credit facility.

Liquidity and Capital Resources

As of December 31, 2020, the Company had total principal value of debt outstanding of $252.8 million under its credit facilities. The Company was in compliance with all financial covenants under its credit facilities as of December 31, 2020.

Liquidity as of December 31, 2020 was composed of $13.6 million of unrestricted cash and cash equivalents and $87.2 million of undrawn capacity on its credit facilities (subject to borrowing base and other limitations). Unfunded investment commitments were $47.1 million ($33.1 million excluding unfunded investment commitments to the OCSI Glick JV), with approximately $29.1 million that can be drawn immediately. The remaining $4.0 million is subject to certain milestones that must be met by one of the Company’s portfolio companies. The Company has analyzed cash and cash equivalents, availability under its credit facilities, the ability to rotate out of certain assets and amounts of unfunded commitments that could be drawn and believe its liquidity and capital resources are sufficient to take advantage of market opportunities in the current economic climate.

As of December 31, 2020, the weighted average interest rate on debt outstanding was 2.6%, flat as compared to September 30, 2020.

The Company’s total debt to equity ratio was 0.91x and 1.00x as of December 31, 2020 and September 30, 2020, respectively. The Company’s net debt to equity ratio was 0.87x and 0.91x as of December 31, 2020 and September 30, 2020, respectively.

Recent Developments

Merger Update

On January 19, 2021, OCSL filed an amended registration statement on Form N-14, which included a joint proxy statement of OCSL and the Company and OCSL’s prospectus. The registration statement on Form N-14 was declared effective by the SEC on January 21, 2021. On January 21, 2021, the Company filed its final joint proxy statement/prospectus with the SEC, which was mailed on or about January 21, 2021 to the Company’s stockholders of record as of January 19, 2021. The Company’s special meeting of stockholders and OCSL’s annual meeting of stockholders are both scheduled for March 15, 2021 to vote on the matters described in the joint proxy statement/prospectus as required by the Merger Agreement.

The transaction is expected to close soon after the meetings of stockholders in March 2021, subject to stockholder approval and other customary closing conditions.

Conference Call Information

Oaktree Strategic Income will host a conference call to discuss its first fiscal quarter 2021 results at 12:30 p.m. Eastern Time / 9:30 a.m. Pacific Time on February 4, 2021. The conference call may be accessed by dialing (877) 507-4376 (U.S. callers) or +1 (412) 317-5239 (non-U.S. callers), participant password “Oaktree Strategic Income.” Alternatively, a live webcast of the conference call can be accessed on Oaktree Strategic Income’s website, www.oaktreestrategicincome.com. During the earnings conference call, the Company intends to refer to an investor presentation that will be available on the Investors section of its website.

For those individuals unable to listen to the live broadcast of the conference call, a replay will be available on Oaktree Strategic Income’s website, or by dialing (877) 344-7529 (U.S. callers) or +1 (412) 317-0088 (non-U.S. callers), access code 10151068, beginning approximately one hour after the broadcast.

About Oaktree Strategic Income Corporation

Oaktree Strategic Income Corporation (NASDAQ:OCSI) is a specialty finance company dedicated to providing customized capital solutions for middle-market companies in both the syndicated and private placement markets. The Company’s investment objective is to generate a stable source of current income while minimizing the risk of principal loss and, to a lesser extent, capital appreciation by providing innovative first-lien financing solutions to companies across a wide variety of industries. The Company is regulated as a business development company under the Investment Company Act of 1940, as amended, and is externally managed by Oaktree Fund Advisors, LLC, an affiliate of Oaktree Capital Management, L.P. For additional information, please visit Oaktree Strategic Income’s website at www.oaktreestrategicincome.com.

Forward-Looking Statements

Some of the statements in this press release constitute forward-looking statements because they relate to future events, future performance or financial condition or the two-step merger of OCSL with and into the Company (the “Mergers”). The forward-looking statements may include statements as to: future operating results of OCSL and the Company and distribution projections; business prospects of OCSL and the Company and the prospects of their portfolio companies; and the impact of the investments that OCSL and the Company expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this press release involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (iv) the percentage of OCSL and the Company’s stockholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that stockholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment, (x) risks associated with possible disruption in the operations of OCSL and the Company or the economy generally due to terrorism, natural disasters or the COVID-19 pandemic; (xi) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xii) conditions in OCSL’s and the Company’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) general considerations associated with the COVID-19 pandemic; and (xiv) other considerations that may be disclosed from time to time in OCSL’s and the Company’s publicly disseminated documents and filings. The Company has based the forward-looking statements included in this press release on information available to it on the date of this press release, and it assumes no obligation to update any such forward-looking statements. Although the Company undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that it may make directly to you or through reports that the Company in the future may file with the Securities and Exchange Commission, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Contacts

Investor Relations:

Oaktree Strategic Income Corporation

Michael Mosticchio

(212) 284-1900

ocsi-ir@oaktreecapital.com

Media Relations:

Financial Profiles, Inc.

Moira Conlon

(310) 478-2700

mediainquiries@oaktreecapital.com

Oaktree Strategic Income Corporation

Consolidated Statements of Assets and Liabilities

	December 31, 2020 (unaudited)	September 30, 2020
ASSETS
Investments at fair value:
Control investments (cost December 31, 2020: $71,157,302; cost September 30, 2020: $72,157,302)	$53,365,955	$49,409,901
Non-control/Non-affiliate investments (cost December 31, 2020: $476,033,813; cost September 30, 2020: $466,907,805)	467,630,331	452,883,464

Total investments at fair value (cost December 31, 2020: $547,191,115; cost September 30, 2020: $539,065,107)	520,996,286	502,293,365
Cash and cash equivalents	13,604,901	25,072,749
Restricted cash	4,318,964	4,427,678
Interest, dividends and fees receivable	1,849,179	1,273,014
Due from portfolio companies	650,241	527,064
Receivables from unsettled transactions	1,660,674	7,966,668
Deferred financing costs	1,877,404	2,130,020
Deferred offering costs	140,761	121,310
Other assets	7,424,294	557,776

Total assets	$552,522,704	$544,369,644

LIABILITIES AND NET ASSETS
Liabilities:
Accounts payable, accrued expenses and other liabilities	$1,705,696	$1,401,709
Base management fee and incentive fee payable	1,336,019	1,663,660
Due to affiliate	1,362,685	1,165,838
Interest payable	1,478,926	1,486,077
Payables from unsettled transactions	17,267,238	4,254,635
Derivative liability at fair value	174,231	129,936
Credit facilities payable	252,756,800	256,656,800
Secured borrowings	—	10,929,578

Total liabilities	276,081,595	277,688,233
Commitments and contingencies
Net assets:
Common stock, $0.01 par value per share, 150,000,000 shares authorized; 29,466,768 shares issued and outstanding as of December 31, 2020 and September 30, 2020	294,668	294,668
Additional paid-in-capital	369,199,332	369,199,332
Accumulated overdistributed earnings	(93,052,891)	(102,812,589)

Total net assets (equivalent to $9.38 and $9.05 per common share as of December 31, 2020 and September 30, 2020, respectively)	276,441,109	266,681,411

Total liabilities and net assets	$552,522,704	$544,369,644

Oaktree Strategic Income Corporation

Consolidated Statements of Operations

(unaudited)

	Three months ended December 31, 2020	Three months ended September 30, 2020	Three months ended December 31, 2019
Interest income:
Control investments	$—	$—	$1,436,726
Non-control/Non-affiliate investments	7,686,948	7,729,181	9,744,449
Interest on cash and cash equivalents	765	1,167	30,710

Total interest income	7,687,713	7,730,348	11,211,885

PIK interest income:
Non-control/Non-affiliate investments	1,083,572	938,550	3,563

Total PIK interest income	1,083,572	938,550	3,563

Fee income:
Non-control/Non-affiliate investments	215,460	277,251	387,665

Total fee income	215,460	277,251	387,665

Dividend income:
Non-control/Non-affiliate investments	—	6,008	—

Total dividend income	—	6,008	—

Total investment income	8,986,745	8,952,157	11,603,113

Expenses:
Base management fee	1,303,342	1,320,373	1,505,526
Part I incentive fee	32,655	343,265	992,138
Professional fees	1,069,398	436,064	373,186
Directors fees	105,000	105,000	105,000
Interest expense	2,095,449	2,532,597	3,426,891
Administrator expense	216,730	214,695	249,914
General and administrative expenses	163,945	254,527	273,479

Total expenses	4,986,519	5,206,521	6,926,134
Fees waived	—	—	(50,601)

Net expenses	4,986,519	5,206,521	6,875,533

Net investment income	4,000,226	3,745,636	4,727,580

Unrealized appreciation (depreciation):
Control investments	4,956,054	4,450,718	(135,068)
Non-control/Non-affiliate investments	5,620,859	12,365,551	2,251,040
Foreign currency forward contract	(44,295)	(411,053)	(189,588)

Net unrealized appreciation (depreciation)	10,532,618	16,405,216	1,926,384

Realized gains (losses):
Non-control/Non-affiliate investments	(291,665)	223,723	(277,225)
Foreign currency forward contract	(208,800)	281,117	(242,485)

Net realized gains (losses)	(500,465)	504,840	(519,710)

Net realized and unrealized gains (losses)	10,032,153	16,910,056	1,406,674

Net increase (decrease) in net assets resulting from operations	$14,032,379	$20,655,692	$6,134,254

Net investment income per common share — basic and diluted	$0.14	$0.13	$0.16
Earnings (loss) per common share — basic and diluted	$0.48	$0.70	$0.21
Weighted average common shares outstanding — basic and diluted	29,466,768	29,466,768	29,466,768

First Quarter Fiscal Year 2021 Earnings Presentation February 4, 2021 Nasdaq: OCSI Exhibit 99.2

Forward Looking Statements Some of the statements in this presentation constitute forward-looking statements because they relate to future events or our future performance or financial condition. The forward-looking statements contained in this presentation may include statements as to: our future operating results and distribution projections; the ability of Oaktree Fund Advisors, LLC (“Oaktree”) to reposition our portfolio and to implement Oaktree’s future plans with respect to our business; the ability of Oaktree and its affiliates to attract and retain highly talented professionals; our business prospects and the prospects of our portfolio companies; the impact of the investments that we expect to make; the ability of our portfolio companies to achieve their objectives; our expected financings and investments and additional leverage we may seek to incur in the future; the adequacy of our cash resources and working capital; the timing of cash flows, if any, from the operations of our portfolio companies; and the cost or potential outcome of any litigation to which we may be a party. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this presentation involve risks and uncertainties. Our actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in “Risk Factors” and elsewhere in our annual report on Form 10-K for the fiscal year ended September 30, 2020. Other factors that could cause actual results to differ materially include: changes or potential disruptions in our operations, the economy, financial markets or political environment; risks associated with possible disruption in our operations or the economy generally due to terrorism, natural disasters or the COVID-19 pandemic; future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities) and conditions in our operating areas, particularly with respect to business development companies or regulated investment companies; general considerations associated with the COVID-19 pandemic; the ability of the parties to consummate the two-step merger (the “Mergers”) of OCSI with and into Oaktree Specialty Lending Corporation (“OCSL”) on the expected timeline, or at all; the ability to realize the anticipated benefits of the Mergers; the effects of disruption on our business from the proposed Mergers; the combined company’s plans, expectations, objectives and intentions, as a result of the Mergers; any potential termination of the Merger Agreement; the actions of our stockholders or the stockholders of OCSL with respect to the proposals submitted for their approval in connection with the Mergers; and other considerations that may be disclosed from time to time in our publicly disseminated documents and filings. We have based the forward-looking statements included in this presentation on information available to us on the date of this presentation, and we assume no obligation to update any such forward-looking statements. Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that we may make directly to you or through reports that we in the future may file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Additional Information and Where to Find It This communication relates to the Mergers, along with related proposals for which stockholder approval is being sought (collectively, the “Proposals”). In connection with the Proposals, each of OCSL and OCSI has filed relevant materials with the SEC, including a registration statement on Form N-14, which includes a joint proxy statement of OCSL and OCSI and a prospectus of OCSL (the “Joint Proxy Statement”). The Joint Proxy Statement was mailed to stockholders of OCSL and OCSI on or about January 21, 2021. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF OCSL AND OCSI ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OCSL, OCSI, THE MERGERS AND RELATED MATTERS. Investors and security holders are able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by OCSL, from OCSL’s website at http://www.oaktreespecialtylending.com, and, for documents filed by OCSI, from OCSI’s website at http://www.oaktreestrategicincome.com. Participants in the Solicitation OCSL and OCSI and their respective directors, certain of their respective executive officers and certain other members of management and employees of Oaktree Fund Advisors, LLC and its affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of OCSL and OCSI in connection with the Proposals. Information about the directors and executive officers of OCSL and OCSI is set forth in the Joint Proxy Statement. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OCSL and OCSI stockholders in connection with the Mergers is contained in the Joint Proxy Statement and other relevant materials filed with the SEC. These documents may be obtained free of charge from the sources indicated above. No Offer or Solicitation This presentation is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this presentation is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in OCSI, OCSL or in any fund or other investment vehicle managed by Oaktree or any of its affiliates. Unless otherwise indicated, data provided herein are dated as of December 31, 2020.

Summary of Results for the Quarter Ended December 31, 2020 Net Investment Income $0.14 per share for the quarter ended December 31, 2020, up 7% as compared with $0.13 per share for the quarter ended September 30, 2020 Increase primarily driven by lower interest expense resulting from lower outstanding borrowings and lower Part I incentive fees Dividend Declared a cash distribution of $0.155 per share, an increase of 7% from the prior distribution and the second consecutive quarterly distribution increase Distribution will be payable on February 26, 2021 to stockholders of record as of February 12, 2021 Net Asset Value $9.38 per share as of December 31, 2020, up 4% as compared with $9.05 per share as of September 30, 2020 Increase primarily due to unrealized gains resulting from price increases on liquid debt investments and the impact of tighter credit spreads on private investment valuations Investment Activity $56 million of new investment commitments across 12 companies 8.2% weighted average yield on new investment commitments; 100% first lien Received $34 million of proceeds from prepayments, exits, other paydowns and sales Investment Portfolio $521 million of investments at fair value diversified across 78 portfolio companies 89% senior secured debt 7.3% weighted average debt portfolio yield, up as compared with 7.0% as of September 30, 20201 Capital Structure & Liquidity $253 million of total debt outstanding as of December 31, 2020; 0.91x total debt to equity Liquidity was composed of $14 million of unrestricted cash and $87 million of undrawn capacity on credit facilities2; unfunded commitments were $33 million, approximately $29 million of which can be drawn immediately3 1“Weighted average debt portfolio yield” is the annual stated yield earned plus net annual amortization of original issue discount or premium earned on accruing investments, excluding the Company’s investments in OCSI Glick JV LLC (the “Glick JV”), a joint venture that invests primarily in middle market and other corporate debt securities. 2Credit facility availability subject to borrowing base and other limitations. 3Excludes unfunded commitments to the Glick JV. Approximately $5 million of unfunded commitments were ineligible to be immediately drawn due to certain milestones.

Update on Pending Merger with OCSL OCSL – OCSI Merger Agreement Summary On October 28, 2020, the Company entered into an agreement to merge with and into OCSL, an affiliated business development company managed by Oaktree, with OCSL as the surviving company Under the terms of the proposed merger, the Company’s shareholders will receive an amount of shares of OCSL common stock with a NAV equal to the NAV of shares of the Company’s common stock that they hold at the time of closing The combined company will trade under the ticker symbol “OCSL” on the Nasdaq Global Select Market Recent Developments On January 19, 2021, OCSL filed an amended registration statement on Form N-14, which included a joint proxy statement of OCSL and the Company and OCSL’s prospectus. The registration statement on Form N-14 was declared effective by the SEC on January 21, 2021. On January 21, 2021, the Company filed its definitive proxy statement with the SEC, which was mailed on or about January 21, 2021 to the Company’s stockholders of record as of January 19, 2021 The Company’s special meeting of stockholders and OCSL’s annual meeting of stockholders are both scheduled for March 15, 2021 to vote on the matters described in the definitive proxy statement as required by the Merger Agreement The transaction is expected to close soon after the meetings of stockholders in March 2021, subject to stockholder approval and other customary closing conditions

Portfolio Summary as of December 31, 2020 (As % of total portfolio at fair value; $ in millions) (As % of total portfolio at fair value) Portfolio Composition Top Ten Industries4 Portfolio Characteristics Note:Numbers may not sum due to rounding. 1Excludes OCSI’s share of the return on debt investments in the Glick JV. 2 Excludes negative EBITDA borrowers and recurring revenue software investments. 3Excludes OCSI’s investment in the Glick JV, which was restructured during the quarter ended March 31, 2020 and placed on non-accrual status. Including the Glick JV, non-accruals represented 10.2% of the debt portfolio at fair value as of December 31, 2020. 4 Based on GICS sub-industry classification. Excludes multi-sector holdings, which is composed of investments in the Glick JV. $521 million Total Investments 78 Portfolio Companies 7.3% Weighted Average Yield on Debt Investments $124 million Median Debt Portfolio Company EBITDA2 89% Senior Secured Debt Investments 0 Non-Accruals (Excluding the Glick JV)3 (At fair value) (Excluding the Glick JV)1

Portfolio Diversity OCSI’s portfolio is diverse across borrowers and industries (As % of total portfolio at fair value) (As % of total portfolio at fair value) Portfolio by Industry1 Diversity by Investment Size Top 10 Investments 23% Next 15 Investments 24% Remaining 52 Investments 43% Glick JV 10% Industry % of Portfolio Software 12.7% Commercial Services & Supplies 7.7% Aerospace & Defense 6.7% Media 6.2% IT Services 5.1% Diversified Telecommunication Services 4.5% Chemicals 3.5% Oil, Gas & Consumable Fuels 3.4% Entertainment 3.1% Health Care Providers & Services 3.0% Hotels, Restaurants & Leisure 3.0% Personal Products 3.0% Remaining 19 Industries 27.8% Glick JV 10.2% As of December 31, 2020 Note:Numbers may not sum due to rounding. 1Based on GICS industry classification.

Investment Activity New Investment Highlights ($ in millions) Historical Originations and Exits (As % of new investment commitments; $ in millions) New Investment Composition As of December 31, 2020 Note:Numbers rounded to the nearest million or percentage point and may not sum due to rounding. 1 New funded investments includes drawdowns on existing revolver commitments. Includes $17 million of unsettled purchases as of December 31, 2020. 2Investment exits includes proceeds from prepayments, exits, other paydowns and sales. 2 1 $56 million New Investment Commitments $43 million New Investment Fundings1 8.2% Weighted Average Yield on New Debt Commitments 100% Also Held by Other Oaktree Funds $50 million New Investment Commitments in New Portfolio Companies $5 million New Investment Commitments in Existing Portfolio Companies

As of December 31, 2020 Note:Numbers may not sum due to rounding. 1Excludes investments in the Glick JV. Non-Core Investment Portfolio Detail Portfolio Repositioning Progress1 (As % of non-core investment portfolio at fair value; $ in millions) Non-core Investments by Type (At fair value; $ in millions) Non-core Portfolio Composition $38 Non-Core Investments: 8% of portfolio Non-Core Investments: 58% of portfolio -87% Non-Core Investments +106% Core Investments ($ in millions; at fair value) Only four non-core investments remained as of December 31, 2020

Financial Highlights ($ and number of shares in thousands, except per share amounts) As of 12/31/2020 9/30/2020 6/30/2020 3/31/2020 12/31/2019 Net Investment Income per Share $0.14 $0.13 $0.11 $0.15 $0.16 Net Realized and Unrealized Gains (Losses) per Share $0.34 $0.57 $1.32 $(2.53) $0.05 Earnings (Loss) per Share $0.48 $0.70 $1.43 $(2.38) $0.21 Distributions per Share $0.145 $0.125 $0.125 $0.155 $0.155 NAV per Share $9.38 $9.05 $8.47 $7.17 $9.71 Weighted Average Shares Outstanding 29,467 29,467 29,467 29,467 29,467 Investment Portfolio (at Fair Value) $520,996 $502,293 $506,452 $524,379 $584,454 Cash and Cash Equivalents $13,605 $25,073 $30,103 $21,931 $9,525 Total Assets $552,523 $544,370 $579,325 $589,794 $613,134 Total Debt Outstanding $252,757 $267,586 $312,157 $327,157 $306,157 Net Assets $276,441 $266,681 $249,709 $211,234 $286,017 Total Debt to Equity Ratio 0.91x 1.00x 1.25x 1.55x 1.07x Net Debt to Equity Ratio 0.87x 0.91x 1.13x 1.44x 1.04x Weighted Average Interest Rate on Debt Outstanding 2.6% 2.6% 3.0% 3.8% 4.0%

Portfolio Highlights ($ in thousands; at fair value) As of 12/31/2020 9/30/2020 6/30/2020 3/31/2020 12/31/2019 Investments at Fair Value $520,996 $502,293 $506,452 $524,379 $584,454 Number of Portfolio Companies 78 78 76 88 84 Average Portfolio Company Debt Investment Size $6,700 $6,600 $6,700 $6,000 $7,100 Asset Class: First Lien 85.7% 86.0% 88.4% 90.6% 88.0% Second Lien 3.6% 3.7% 2.5% 2.2% 2.7% Glick JV 10.2% 9.8% 9.1% 7.2% 9.3% Equity 0.4% 0.5% - % - % - % Interest Rate Type for Debt Investments: % Floating Rate 97.9% 98.1% 98.7% 100.0% 100.0% % Fixed Rate 2.1% 1.9% 1.3% -% -% Yields Weighted Average Yield on Debt Investments1 6.5% 6.3% 5.9% 6.0% 7.2% Weighted Average Yield on Debt Investments (Excluding the Glick JV)2 7.3% 7.0% 6.5% 6.5% 7.1% Cash Component of Weighted Average Yield on Debt Investments 5.5% 5.3% 5.1% 5.5% 7.0% Weighted Average Yield on Total Portfolio Investments3 6.5% 6.3% 5.9% 6.0% 7.2% Note:Numbers may not sum due to rounding. 1Annual stated yield earned plus net annual amortization of original issue discount or premium earned on accruing investments, including our share of the return on the debt investments in the Glick JV. 2Annual stated yield earned plus net annual amortization of original issue discount or premium earned on accruing investments, excluding our share of the return on the debt investments in the Glick JV. 3Annual stated yield earned plus net annual amortization of original issue discount or premium earned on accruing investments and dividend income, including our share of the return on the debt investments in the Glick JV.

Investment Activity ($ in thousands) As of 12/31/2020 9/30/2020 6/30/2020 3/31/2020 12/31/2019 New Investment Commitments $55,800 $54,100 $41,600 $93,900 $34,900 New Funded Investment Activity1 $43,000 $51,900 $34,900 $101,300 $37,900 Proceeds from Prepayments, Exits, Other Paydowns and Sales $34,300 $71,600 $90,700 $83,800 $46,000 Net New Investments2 $8,700 $(19,700) $(55,800) $17,500 $(8,100) New Investment Commitments in New Portfolio Companies 9 9 7 18 9 New Investment Commitments in Existing Portfolio Companies 3 3 2 9 2 Portfolio Company Exits 9 6 19 14 9 Weighted Average Yield at Cost on New Debt Investment Commitments 8.2% 9.5% 9.5% 6.6% 6.6% 1New funded investment activity includes drawdowns on existing revolver commitments. Includes $17 million of unsettled purchases as of December 31, 2020. 2Net new investments consists of new funded investment activity less proceeds from prepayments, exits, other paydowns and sales.

Historical Statement of Operations ($ in thousands) For the three months ended 12/31/2020 9/30/2020 6/30/2020 3/31/2020 12/31/2019 Interest income $7,688 $7,730 $7,783 $9,666 $11,212 PIK interest income 1,084 939 744 297 4 Fee income 215 277 109 380 388 Dividend income - 6 - - - Total investment income 8,987 8,952 8,636 10,343 11,603 Base management fee 1,303 1,320 1,375 1,442 1,506 Part I incentive fee 33 343 267 272 992 Interest expense 2,095 2,533 2,995 3,477 3,427 Other operating expenses1 1,555 1,010 830 862 1,002 Total expenses 4,987 5,207 5,468 6,052 6,926 Fees waived - - - (272) (51) Net expenses 4,987 5,207 5,468 5,781 6,876 Net investment income 4,000 3,746 3,169 4,562 4,728 Net unrealized appreciation (depreciation) 10,533 16,405 41,928 (67,418) 1,926 Net realized gains (losses) (500) 505 (2,938) (7,359) (520) Net increase (decrease) in net assets resulting from operations $14,032 $20,656 $42,159 $(70,216) $6,134 Note:Numbers may not sum due to rounding 1Includes professional fees, directors fees, administrator expenses and general and administrative expenses.

Net Asset Value Per Share Bridge Note:Net asset value per share amounts are based on the shares outstanding at each respective quarter end. Net investment income per share, net unrealized appreciation / (depreciation), and net realized gain / (loss) are based on the weighted average number of shares outstanding for the period. 1Excludes reclassifications of net unrealized appreciation / (depreciation) to net realized gains / (losses) as a result of investments exited during the quarter. 1 1

Capital Structure & Liquidity Overview ($ in millions) ($ in millions) ($ in millions) Funding Sources Liquidity Rollforward2 Historical Leverage Utilization2 Committed Principal Outstanding Interest Rate Maturity Deutsche Bank Facility $160 $132 LIBOR+2.65% 3/30/2022 Citibank Revolving Credit Facility 180 121 LIBOR+1.70% / 2.25%1 7/18/2023 Total $340 $253 As of December 31, 2020 Note:We have analyzed cash and cash equivalents, availability under our credit facilities, the ability to rotate out of certain assets and amounts of unfunded commitments that could be drawn and believe our liquidity and capital resources are sufficient to take advantage of market opportunities in the current economic climate. 1Interest rate spread depends on asset type. 2Credit facility availability subject to borrowing base and other limitations. 3 Excludes unfunded commitments to the Glick JV. Leverage target: 1.0x to 1.4x debt to equity 2.6% weighted average interest rate on debt outstanding 100% of debt sources are floating rate In compliance with all financial covenants under credit facilities for the December 31, 2020 reporting period 3/31/2020 6/30/2020 9/30/2020 12/31/2020 Credit Facility Committed $405 $405 $351 $340 Credit Facility Drawn (327) (312) (257) (253) Secured Borrowings - - (11) - Cash and Cash Equivalents 22 30 25 14 Total Liquidity 100 123 108 101 Total Unfunded Commitments3 6 18 20 33 Adjusted Liquidity $94 $105 $88 $68 Cash $22 $30 $25 $14 Net Assets $211 $250 $267 $276 Net Leverage 1.44x 1.13x 0.91x 0.87x Total Leverage 1.55x 1.25x 1.00x 0.91x

Joint Venture Summary ($ in millions; at fair value) ($ in millions) Joint Venture with GF Equity Funding (“Glick”) Portfolio Summary Cash Flows & Distributions As of December 31, 2020 1Interest rate on subordinated notes was LIBOR + 6.5% prior to the subordinated notes restructuring, which occurred during the quarter ended March 31, 2020. 2Excludes interest paid on the Company’s subordinated notes. Primarily invests in senior secured loans of middle market companies as well as other corporate debt securities Joint venture structure Equity ownership: 87.5% OCSI and 12.5% Glick Shared voting control: 50% OCSI and 50% Glick Funded by $90 million credit facility OCSI’s investments in the Glick JV (at fair value): 12/31/20 9/30/20 6/30/20 3/31/20 12/31/19 Total Investments $142 $131 $128 $137 $158 First Lien 92% 95% 95% 95% 92% Second Lien & Other 8% 5% 5% 5% 8% Number of Debt Investments 42 40 41 44 42 Average Investment Size $3 $3 $3 $3 $4 Non-Accruals 1.3% 1.7% 1.6% 4.2% 0.0% Wt. Avg. Debt Portfolio Yield 6.1% 5.6% 5.6% 5.6% 6.7% Subordinated Notes Restructuring: During the quarter ended March 31, 2020, OCSI’s subordinated note investment in the Glick JV was restructured and placed on non-accrual in response to the more volatile market environment While the Company did not recognize interest income from the Glick JV, the underlying investment portfolio generated net investment income of $1.4 million during the quarter ended December 31, 2020 Subsequent to December 31, 2020, the Glick JV used these proceeds to make a $1.4 million repayment of outstanding principal on the subordinated notes, of which $1.2 million was paid to OCSI ($ in millions) 12/31/20 9/30/20 6/30/20 3/31/20 12/31/19 Subordinated Note (L+4.5%)1 $53 $49 $46 $38 $54 Subordinated Note % Par 83% 76% 70% 57% 82% 87.5% Equity Interest $ - $ - $ - $ - $ - 12/31/20 9/30/20 6/30/20 3/31/20 12/31/19 Net Investment Income $1.4 $1.4 $1.1 $2.0 $1.82 Cash Distributions: OCSI (87.5%) $1.2 $1.0 $1.0 - $1.4 Glick (12.5%) $0.2 $0.1 $0.1 - $0.2 Total Distributions $1.4 $1.1 $1.1 $ - $1.6 Distributions were used to pay down outstanding principal on subordinated notes Placed on non-accrual status; NII was retained to support NAV

Appendix

Illustrative OCSL-OCSI Merger Consideration Merger Consideration Highlights Illustrative Example1 OCSI OCSL Combined Total NAV $276.4 $964.9 $1,241.3 Shares Outstanding 29.5 141.0 181.3 NAV Per Share $9.38 $6.85 $6.85 Total merger consideration will be based on the NAVs of OCSL and OCSI determined within 48 hours of closing OCSL to acquire 100% of OCSI in a stock-for-stock transaction, with shares to be exchanged on a NAV-for-NAV basis Merger will result in an ownership split of the combined company proportional to each of OCSL’s and OCSI’s respective NAVs At closing, NAV used in determining the exchange ratio will reflect transaction expenses and any tax-related distributions 1Based on NAVs as of December 31, 2020. NAVs do not include the impact of expenses related to the merger or any tax-related distributions. OCSI NAV Per Share $9.38 OCSL NAV Per Share $6.85 Exchange Ratio 1.37 ($ and share amounts in millions, except per share data)

OCSI & OCSL Comparison (At fair value, $ in thousands) Portfolio and Balance Sheet Metrics OCSL OCSI Combined Portfolio: Investments at Fair Value $1,712,324 $520,996 $2,233,321 Top 10 Investments1 (%) 23% 23% 20% Number of Portfolio Companies 115 78 143 First Lien (%) 60% 86% 66% Second Lien (%) 25% 4% 20% Unsecured (%) 3% - 2% Equity (%) 4% 0.4% 3% Joint Venture Interests (%) 7% 10% 8% Non-Accruals at Fair Value (% of debt portfolio) 0.0% 0.0%2 0.0%2 Debt Investment Overlap1 ($) $797,021 $293,020 Debt Investment Overlap1 (%) 52% 63% Balance Sheet: Total Assets $1,793,903 $552,523 $2,346,426 Cash and Cash Equivalents $24,234 $13,605 $37,839 Total Debt Outstanding3 $694,827 $252,757 $947,584 Net Assets $964,917 $276,441 $1,241,358 Total Debt to Equity Ratio 0.73x 0.91x 0.77x Net Debt to Equity Ratio 0.70x 0.87x 0.74x Unsecured Borrowings3 (%) 43% - 32% Weighted Average Interest Rate on Debt Outstanding 2.7% 2.6% 2.7% As of December 31, 2020 1Excludes investments in the Senior Loan Fund JV I LLC and the Glick JV. 2Excludes OCSI’s investment in the Glick JV, which was restructured during the quarter ended March 31, 2020 and placed on non-accrual status. Including the Glick JV, non-accruals represented 10.2% of the debt portfolio at fair value as of December 31, 2020. 3Net of unamortized financing costs.

Contact: Michael Mosticchio, Investor Relations ocsi-ir@oaktreecapital.com